Exhibit 99.1

JinkoSolar Announces Third quarter 2014 Financial Results

SHANGHAI, Nov. 20, 2014 /PRNewswire-FirstCall/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third quarter 2014 Highlights

  Total solar product shipments to the third parties amounted to 708.2 megawatts ("MW"), consisting of 658.1 MW of solar modules, 30.3 MW of silicon wafers and 19.8 MW of solar cells. This represents an increase of 7.4% from 659.5 MW in the second quarter of 2014 and an increase of 36.5% from 518.9 MW in the third quarter of 2013. Total solar module shipments were 758.1 MW, which includes 100 MW to be used in the Company’s downstream projects.
  As of September 30, 2014, the Company has connected 352 MW of solar projects to the grid and expects to connect another 461 MW of solar projects during the fourth quarter of 2014.
  Total revenues were RMB2.6 billion (US$417.3 million), representing an increase of 5.3% from the second quarter of 2014 and an increase of 30.5% from the third quarter of 2013.
  Electricity revenues from solar projects, excluding the effect of value-added taxes for previous quarters, were RMB67.3 million (US$11.0 million), representing an increase of 10.4% over the second quarter of 2014. In the third quarter of 2014, the Company reversed the revenue of RMB19.6 million (US$3.2 million) related to the value-added tax of feed-in tariffs. Electricity revenue, including the effect of value-added taxes, was RMB47.7 million (US$7.8 million) in the third quarter.
  Gross margin was 20.6%, compared with 22.6% in the second quarter of 2014 and 22.3% in the third quarter of 2013.
  Income from operations was RMB239.9 million (US$39.1 million), compared with income from operations of RMB251.6 million in the second quarter of 2014 and income from operations of RMB244.3 million in the third quarter of 2013.
  Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB280.6 million (US$45.7 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB138.2 million in the second quarter of 2014 and net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB103.5 million in the third quarter of 2013.
  Diluted earnings per American depositary share ("ADS") were RMB8.00 (US$1.32), compared with diluted earnings per ADS of RMB4.04 in the second quarter of 2014 and diluted earnings per ADS of RMB4.40 in the third quarter of 2013.
  Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2014 was RMB322.2 million (US$52.5 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB173.0 million in the second quarter of 2014 and non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB196.9 million in the third quarter of 2013.
  Non-GAAP basic and diluted earnings per ADS were RMB10.40 (US$1.68) and RMB8.28 (US$1.36), respectively, in the third quarter of 2014.

“We are pleased to report another solid quarter, as total revenues increased 30.5% from the same period last year,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “ We shipped a record-high 758.1 MW modules, including 100 MW designated for our own downstream projects. Our business continues to gain considerable momentum as we remain on track to deliver a very successful year in terms of top- and bottom-line growth and near completion of our targeted solar power project expansion. With strong financial support from established financial institutions, a constantly expanding geographic presence and a host of new products coming on line in the near future, we are poised to finish the year on a strong note and look forward to a successful 2015.”

“Our downstream business continued to pick up pace, reinforcing our leadership position in this promising market. We currently have 15 projects with a total of 488.5 MW under construction. We expect these projects to be connected by the end of 2014 and first quarter of 2015. We plan on gradually increasing the percentage of DG project construction in 2015 to improve our project portfolio. Management continues to evaluate the spin off and listing of our downstream business, as both our project portfolio and pipeline has grown substantially in the past few months and investor interest has increased.”

“By efficiently allocating our resources, we were able to maintain our market leading position in China and new emerging markets such as South Africa and Chile, while increasing our market share in the US and Japan. Shipments to China increased 81.4% compared with the second quarter of 2014, as the China market continued to recover. We also continue to build our position in the US and to serve our growing customer base despite tariff uncertainties. With the landmark agreement between the US and China to cap carbon emissions announced during the APEC summit, we are very optimistic about growth in both countries and globally. While the market has seen some turbulence caused by the sharp decline in oil prices, we are confident about solar power’s potential. The European market remained stable, with demand from the UK in particular increasing significantly.”

“We increased our capacity to produce our high-efficiency, PID-free ‘Eagle +’ modules during the quarter. We aim to increase power output for the mass produced ‘Eagle +’ modules from 265 W to 270 W by the end of the year. By devoting resources towards technical innovation, we also increased the yield and stability of our smart modules, light-weight modules and double-glass modules.”

“With six consecutive quarters of profitability behind us, we eagerly look forward to seeing the investments we have made in building our downstream project portfolio, diversifying our geographic presence, developing industry leading technology, building long-lasting relationships with financial institutions and creating a stronger foundation for our future growth.”

Third quarter 2014 Financial Results

Total Revenues

Total revenues in the third quarter of 2014 were RMB2.6 billion (US$417.3 million), representing an increase of 5.3% from RMB2.4 billion in the second quarter of 2014 and an increase of 30.5% from RMB2.0 billion in the third quarter of 2013. The sequential increase in revenues was primarily attributable to the increase in shipments of solar modules, which was offset by a slight decrease in ASPs of modules. The year-over-year increase in total revenues was mainly attributable to the increase in shipments of solar modules and the increase in electricity revenues from solar projects.

Before the third quarter of 2014, the Company received feed-in tariff without being requested to issue value-added tax invoices, and the Company recognized 100% of the feed-in tariff as revenue. During the third quarter of 2014, the Company was requested by the State Grid Corporation of China to issue value-added tax invoices for feed-in tariff collected by the Company. As a result of such change, the Company recorded a cumulative value-added tax payable and reduction of revenue in Q3 2014 for the amount of RMB19.6 million (US$3.2 million) related to previous periods. Starting from the current quarter, the Company records value-added tax payable with a corresponding reduction to revenue, and each of the Company’s subsidiaries that are operating the solar projects will be subject to a value-added tax payment to the extent that their value-added tax payable exceeds the value-added tax recoverable at entity level.

Excluding the effect of value-added taxes mentioned above, the Company’s electricity revenues were RMB67.3 million (US$11.0 million), representing an increase of 10.4% from the second quarter of 2014. The increase was primarily due to an increase in the number and capacity of the Company's completed solar projects. Gross profit for electricity revenue would have been RMB46.1 million (US$7.5 million), representing a gross margin of 68.5%.

Electricity revenues including the effect of value-added taxes mentioned above were RMB47.7 million (US$7.8 million) in the third quarter of 2014, representing a decrease of 21.8% from the second quarter of 2014. Gross profit for electricity revenues was RMB26.5 million (US$4.3 million) during the third quarter of 2014, representing a gross margin of 55.6%.

The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amount of retainage under the Retainage Contracts that was not recognized as revenue was RMB49.4 million (US$8.0 million) and RMB21.2 million for the third and the second quarters of 2014, respectively. During the third quarter of 2014, the Company recognized retainage payments of RMB10.0 million (US$1.6 million) as revenue. As of September 30, 2014, the cumulative amount of retainage that had not yet been recognized as revenue was RMB215.2 million (US$35.1 million).

Gross Profit and Gross Margin

Gross profit in the third quarter of 2014 was RMB528.5 million (US$86.1 million), compared with gross profit of RMB550.3 million in the second quarter of 2014 and gross profit of RMB437.6 million in the third quarter of 2013.

Gross margin was 20.6% in the third quarter of 2014 compared with 22.6% in the second quarter of 2014 and 22.3% in the third quarter of 2013. In-house gross margin, which relates to the Company's in-house silicon wafer, solar cell and solar module production, was 23.3% in the third quarter of 2014, compared with 25.4% in the second quarter of 2014 and 21% in the third quarter of 2013. The sequential decrease in gross margin and in-house gross margin was due to a slight decrease in solar module ASPs. The year-over-year decrease in gross margin was mainly due to the decrease in ASPs. The year-over-year increase in in-house gross margin was mainly due to improvements in operating efficiency and continued cost reductions for the Company's polysilicon and auxiliary materials.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2014 was RMB239.9 million (US$39.1 million), compared with income from operations of RMB251.6 million in the second quarter of 2014 and income from operations of RMB244.3 million in the third quarter of 2013. Operating margin in the third quarter of 2014 was 9.4%, compared with 10.3% in the second quarter of 2014 and 12.4% in the third quarter of 2013.

Total operating expenses in the third quarter of 2014 were RMB288.6 million (US$47.0 million), a decrease of 3.4% from RMB298.6 million in the second quarter of 2014 and an increase of 49.3% from RMB193.3 million in the third quarter of 2013. The year-over-year increase in operating expenses were mainly due to the increase in selling and marketing expenses associated with increased shipping and warranty costs from increased solar product shipments, and research and development expenses.

Total operating expenses excluding the reversal of bad debt provision were RMB301.0 million (US$49.0 million), compared to RMB293.3 million in the second quarter of 2014 and RMB222.3 million in the third quarter of 2013.

Total operating expenses excluding the reversal of bad debt provision as a percentage of total net revenues was 11.7% in the third quarter of 2014, compared to 12.1% in the second quarter of 2014 and 11.3% in the third quarter of 2013.

Interest Expense, net

Net interest expense in the third quarter of 2014 was RMB73.1 million (US$11.9 million), an increase of 2.1% from RMB71.5 million in the second quarter of 2014 and an increase of 29.8% from RMB56.3 million in the third quarter of 2013. This year-over-year increase was primarily due to expenses associated with additional long-term bank borrowings for the downstream solar projects in year 2014.

Exchange Gain, net

The Company recorded an exchange gain of RMB1.3 million (US$0.2 million) in the third quarter of 2014, which was primarily due to the gain in fair value change of forward contracts of RMB77.1 million (US$12.6 million) offset by a foreign currency exchange loss of RMB75.8 million (US$12.4 million) and. The Company had net exchange loss of RMB4.8 million in the second quarter of 2014 and net exchange gain of RMB25.1 million in the third quarter of 2013.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes of RMB 13.4 million (US$2.2 million) and a loss from a change in fair value of capped call options of RMB11.6 million (US$1.9 million). Loss from change in fair value of convertible senior notes was primarily due to the changes in the stock price of the Company in the third quarter of 2014. Loss from change in fair value of capped call was primarily due to a decrease in remaining life.

Equity in Loss of Affiliated Companies

The Company recognized equity loss from affiliated companies of RMB5.2 million (US$0.8million) in the third quarter of 2014 as a result of its share of loss for solar projects held by affiliated companies.

Income Tax Expense / (Benefit), net

The Company incurred an income tax benefit of RMB153.8 million (US$25.1 million) in the third quarter of 2014, compared with an income tax expense of RMB20.9 million in the second quarter of 2014 and an income tax expense of RMB18.4 million during the third quarter of 2013. The Company’s evaluation of its deferred tax assets was based on both positive and negative indications of the ability to realize the benefits of such tax assets. Based on the strong financial performance of certain subsidiaries, the Company determined that the future taxable income of certain subsidiaries would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB203.6 million (US$33.2 million) in the third quarter of 2014.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2014 was RMB280.6 million (US$45.7 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB138.2 million in the second quarter of 2014 and a net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB103.5 million in the third quarter of 2013.

Basic and diluted earnings per share were RMB2.27 (US$0.37) and RMB2.00 (US$0.33), respectively, during the third quarter of 2014. This translates into basic and diluted earnings per ADS of RMB9.08 (US$1.48) and RMB8.00 (US$1.32), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the third quarter of 2014 was RMB322.2 million (US$52.5 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB173.0 million in the second quarter of 2014 and non-GAAP net gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB196.9 million in the third quarter of 2013.

Non-GAAP basic and diluted earnings per share were RMB2.60 (US$0.42) and RMB2.07 (US$0.34), respectively, during the third quarter for 2014. This translates into non-GAAP basic and diluted earnings per ADS of RMB10.40 (US$1.68) and RMB8.28 (US$1.36), respectively.

Financial Position

As of September 30, 2014, the Company had RMB2.1 billion (US$340.7 million) in cash and cash equivalents and restricted cash, compared with RMB1.6 billion of cash and cash equivalents and restricted cash as of June 30, 2014.

As of September 30, 2014, total short-term bank borrowings, including the current portion of long-term bank borrowings, was RMB2.1 billion (US$347.1 million), compared with RMB2.0 billion as of June 30, 2014, and total long-term borrowings was RMB938.6 million (US$152.9 million), compared with RMB893.4 million as of June 30, 2014.

As of September 30, 2014, the Company's working capital was positive RMB1.0 billion (US$169.1 million), compared with positive RMB257.4 million as of June 30, 2014.

Third quarter 2014 Operational Highlights

Solar Product Shipments

Total solar product shipments to third parties in the third quarter of 2014 amounted to 708.2 MW, consisting of 658.1 MW of solar modules, 30.3 MW of silicon wafers and 19.8 MW of solar cells. In comparison, total shipments for the second quarter of 2014 amounted to 659.5 MW, consisting of 570.8 MW of solar modules, 54.1 MW of silicon wafers and 34.6 MW of solar cells, and total solar product shipments in the third quarter of 2013 amounted to 518.9 MW, consisting of 489.3 MW of solar modules, 10.9 MW of silicon wafers and 18.7 MW of solar cells.

Solar Project Capacity

As of September 30, 2014, the Company has connected 352 MW of solar projects to the grid and expects to connect another 461 MW of solar projects during the fourth quarter.

Solar Products Production Capacity

As of September 30, 2014, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 2.3 GW, 1.8 GW and 2.8 GW, respectively.

Recent Business Developments

  In August 2014, JinkoSolar announced that it will supply 40 MW of solar PV modules to 8i S.A., a solar development company, for a solar power project in Chile.
  In August 2014, JinkoSolar Power Co., Ltd. signed a project investment agreement with the local government of Hengfeng county in Jiangxi Province to develop a total of 100 MW of PV projects. Jinko Power will own the projects and manage the project investment and EPC as well as operations and maintenance.
  In September 2014, JinkoSolar’s 100 MW solar PV power plant in Xiangshui, Jiangsu Province was connected to the grid.
  In October 2014, JinkoSolar announced that it will supply 21.5 MW PV solar modules for the construction of the Searchlight solar project located near Searchlight, NV.
  In October 2014, JinkoSolar Power Co., Ltd. signed a PV project development agreement with the government of Shicheng County, Ganzhou City, Jiangxi Province to develop 200 MW PV power plant. The project will require an aggregate investment amount of approximately RMB1.6 billion.
  In October 2014, JinkoSolar supplied 34 MW of solar modules to sPower for four solar power projects in Antelope Valley, California.
  In October 2014, JinkoSolar announced that it will supply 19 MW of solar modules for a PV project in Chile.

Operations and Business Outlook

Fourth Quarter and Full Year 2014 Guidance

For the fourth quarter of 2014, the Company estimates total solar module shipments to be in the range of 1,030 MW to 1,120 MW, which includes 730 MW to 770 MW module shipments to third parties and 300 MW to 350 MW for its own downstream projects. Revenues will not be recognized for the modules shipped to its own downstream projects as required by U.S. GAAP.

For the full year 2014, the Company estimates total solar module shipments to be in the range of 2.9 GW and 3.2 GW which includes 2.3 GW to 2.5GW module shipments to third parties. Full year project development scale is expected to be above 600 MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Thursday, November 20, 2014 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 p.m. U.S. Eastern Time, November 27, 2014. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	9551777

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan and Cape town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 2.3 GW for silicon ingots and wafers, 1.8 GW for solar cells and 2.8 GW for solar modules, as of September 30, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa and other countries and regions.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

  Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options;
  Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options; and

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2014, which was RMB6.1380 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-6061-1792
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-1548
Email: carnell@christensenir.com

In the U.S.:
Jeff Bloker
Christensen
Tel: +1-480-614-3003
Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)
	For the quarter ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	USD
Manufacturing revenues from third parties	1,798,879	2,371,242	2,513,106	409,434
Manufacturing revenues from related parties	123,669	-	557	91
Solar project electricity revenues from third parties	39,936	60,998	47,722	7,775

Total revenues	1,962,484	2,432,240	2,561,385	417,300

Total cost of revenue	(1,524,871)	(1,881,983)	(2,032,904)	(331,200)

Gross profit	437,613	550,257	528,481	86,100

Operating expenses:
Selling and marketing	(138,064)	(182,425)	(177,170)	(28,864)
General and administrative	(42,319)	(92,693)	(87,978)	(14,333)
Research and development	(12,945)	(23,508)	(23,433)	(3,818)
Total operating expenses	(193,328)	(298,626)	(288,581)	(47,015)

Income from operations	244,285	251,631	239,900	39,085
Interest expenses, net	(56,286)	(71,525)	(73,055)	(11,902)
Subsidy income	368	831	4,114	670
Exchange gain / (loss)	20,789	(2,823)	(75,861)	(12,359)
Other income / (expense), net	1,382	(1,321)	(505)	(82)
Change in fair value of forward contracts	4,330	(1,979)	77,105	12,562
Change in fair value of convertible senior notes and capped call options	(88,637)	(17,828)	(24,936)	(4,063)
Income before income taxes	126,231	156,986	146,762	23,911
Income tax (expense) / benefit, net	(18,388)	(20,893)	153,774	25,053
Equity in (loss)/income of affiliated companies	(2,405)	2,350	(5,186)	(845)
Net income	105,438	138,443	295,350	48,119
Net income / (loss) attributable to non-controlling interests	(1,933)	(232)	428	70
Accretion to redemption value of redeemable non-controlling interests	-	-	(15,213)	(2,479)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	103,505	138,211	280,565	45,710

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.15	1.12	2.27	0.37
Diluted	1.10	1.01	2.00	0.33

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	4.60	4.48	9.08	1.48
Diluted	4.40	4.04	8.00	1.32

Weighted average ordinary shares outstanding:
Basic	90,377,871	123,516,733	123,747,372	123,747,372
Diluted	93,849,833	142,128,705	155,445,422	155,445,422

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net income	105,438	138,443	295,350	48,119
Other comprehensive (loss)/income:
-Unrealized loss on available-for-sale securities, net	-	(887)	(6,151)	(1,002)
-Foreign currency translation adjustments	(1,710)	(2,285)	8,242	1,343
Comprehensive income	103,728	135,272	297,441	48,460
Comprehensive (gain) / loss attributable to non-controlling interest	(1,933)	(232)	428	70
Accretion to redemption value of redeemable non-controlling interests	0	0	(15,213)	(2,479)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	101,795	135,040	282,656	46,051

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	103,505	138,211	280,565	45,710

Change in fair value of convertible senior notes and capped call options	88,637	17,828	24,936	4,063

4% of interest expense of convertible senior notes	7,597	16,814	16,824	2,741

Exchange loss/(gain) on convertible senior notes and capped call options	(2,801)	128	(143)	(23)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	196,938	172,981	322,182	52,491

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	2.18	1.40	2.60	0.42
Diluted	2.10	1.22	2.07	0.34

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	8.72	5.60	10.40	1.68
Diluted	8.40	4.88	8.28	1.36

Non-GAAP weighted average ordinary shares outstanding
Basic	90,377,871	123,516,733	123,747,372	123,747,372
Diluted	93,849,833	142,128,705	155,445,422	155,445,422

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
	December 31, 2013	September 30, 2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	456,076	1,778,890	289,816
Restricted cash	398,500	312,105	50,848
Restricted short-term investments	734,093	1,155,835	188,308
Short-term investments	-	4,000	652
Accounts receivable, net - related parties	284,142	182,645	29,756
Accounts receivable, net - third parties	1,648,748	2,720,232	443,179
Notes receivable - related parties	42,900	-	-
Notes receivable, net - third parties	254,774	79,134	12,892
Advances to suppliers, net - related parties	-	884	144
Advances to suppliers, net - third parties	70,017	117,296	19,110
Inventories	712,029	1,493,740	243,359
Forward contract receivables	42,149	49,507	8,066
Deferred tax assets - current	-	84,242	13,725
Other receivables—related parties	216	212	35
Capped Call options	107,224	-	-
Prepayments and other current assets	591,853	670,478	109,233

Total current assets	5,342,721	8,649,200	1,409,123

Non-current assets:
Deposits under long-term pledge	87,387	184,623	30,079
Available-for-sale investment	30,118	22,832	3,720
Project assets	1,358,944	2,531,592	412,446
Long-term investments	93,569	100,977	16,451
Property, plant and equipment, net	3,186,998	3,171,841	516,755
Land use rights, net	359,085	364,023	59,306
Intangible assets, net	6,464	8,174	1,332
Forward contract receivables-long term	1,011	-	-
Capped call options	-	73,261	11,936
Deferred tax -non current	-	52,677	8,582
Other assets	144,928	478,909	78,024

Total non-current assets:	5,268,504	6,988,909	1,138,631

Total assets	10,611,225	15,638,109	2,547,754

LIABILITIES
Current liabilities:
Accounts payable - related parties	2,468	5,236	853
Accounts payable - third parties	1,765,268	2,354,239	383,551
Notes payable - third party	1,411,994	1,626,130	264,928
Accrued payroll and welfare expenses	238,655	285,552	46,522
Advances from customers	147,583	241,018	39,267
Income tax payable	15,625	65,022	10,593
Other payables and accruals	830,374	842,918	137,329
Other payables due to a related party	3,262	4,087	666
Forward contract payables	10,080	30,165	4,914
Convertible senior notes	770,486	-	-
Bonds payable and accrued interests	66,726	48,746	7,942
Short-term borrowings from third parties, including current portion of long-term bank borrowings	1,974,594	2,130,633	347,122

Total current liabilities	7,237,115	7,633,746	1,243,687

Non-current liabilities:
Long-term borrowings	362,000	938,640	152,923
Long-term payables	32,396	33,569	5,469
Bond payables	800,000	800,000	130,336
Accrued warranty costs – non-current	159,101	204,699	33,349
Convertible senior notes	-	1,681,262	273,910
Forward contract payables-long term	-	11,601	1,890

Total non-current liabilities	1,353,497	3,669,771	597,877

Total liabilities	8,590,612	11,303,517	1,841,564

Redeemable non-controlling interests	-	1,076,033	175,307

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 108,051,630 and 124,266,030 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	16	18	3
Additional paid-in capital	1,968,702	2,766,567	450,728
Statutory reserves	184,929	185,333	30,194
Accumulated other comprehensive income	12,869	9,801	1,597
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2013 and September 30, 2014, respectively	(13,876)	(13,876)	(2,261)
Accumulated (losses) / retained earnings	(142,898)	285,009	46,434

Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,009,742	3,232,852	526,695

Non-controlling interests	10,871	25,707	4,188

Total liabilities and shareholders' equity	10,611,225	15,638,109	2,547,754